

Dennis Robinson

CoFounder at Xoobies

Greater Chicago Area

InMail ···

Xoobies

University of Illinois at Urbana-Champaign

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500+ connections

An effective leader with demonstrated ability to deliver results by improving business and IT processes and procedures. Experienced mentor, with proven ability to develop and motivate team members and direct reports to accomplish corporate and departmental objectives--strong communicator and neg...

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Experience

CoFounder & COO
Xoobies
Jan 2017 – Present • 1 yr 6 mos
Greater Chicago Area

Media (1)

Xoobies

McDonald's Corporation

Director - Program Management, Global Digital
McDonald's Corporation
Mar 2014 – Dec 2016 • 2 yrs 10 mos
Oak Brook, IL

Classified Ventures

Director, PMO & QA
Classified Ventures
Aug 2005 – Mar 2014 • 8 yrs 8 mos

Working with my business partners to improve Apartments.com, RentalHomesPlus, and Classified Ventures capabilities and product offerings through enhanced product features and improved software delivery processes which includes:

• Driving change and organizing teams based on strategic objectives aimed at discovering and delivering business

value.

• Involved with aligning IT strategies with business objectives and prioritizing efforts to focus on what's most important while shifting priorities as business dynamics change.

• Working with Product Management and Marketing organizations to refine product roadmaps and identify resources (people, systems, space) and manage dependencies to accomplish roadmap objectives.

• Experience vendor manager - skilled at defining statement of work and working through contractual agreements.

• Experience leader/mentor and change agent.



Project Manager
Avanade
2004 – 2005 • 1 yr

As a Project Manager consultant, responsibilities included managing the planning and stabilization phases focused on the testing functions on behalf of a major mortgage wholesaler. Additionally managed offshore resources for a project focused on developing a tried and tested set of tools to expand the capabilities of the professional services staff for Avanade.



SR QA Analyst
Zurich Insurance
2002 – 2004 • 2 yrs

QA test lead and strategist for the online claims system; worked with the project team to define the requirements, develop test approach, and manage the test execution phase.

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Education



University of Illinois at Urbana-Champaign
MBA, Strategy and Leadership
2009 – 2011



Carthage College
BA, Politcal Science
1993 – 1997
Activities and Societies: Collegiate Football, Collegiate Track and Field, Charter Member for Phi Alpha Delta Pre-Law Fraternity, and Pals and Partners - Mentoring program

Football (Defensive Secondary
Indoor and Outdoor Track & Field (Sprinter and Jumper)
Volunteer Pals & Partners
Charter Member Phi Alpha Delta Pre-Law fraternity

Volunteer Experience



Coach - Sprinters and Jumpers
Zephyrs Track Club
Mar 2015 – Present • 3 yrs 4 mos
Children

Volunteer Coach - coaching sprinters/jumpers for ages 7 - 18.

Skills & Endorsements

Agile Methodologies · 82

 Endorsed by **Matty Stratton and 5 others who are highly skilled at this**

Endorsed by **7 of Dennis' colleagues at McDonald's**

Business Analysis · 78

Endorsed by **Faisal Mirza and 4 others who are highly skilled at this**

Endorsed by **9 of Dennis' colleagues at McDonald's**

Leadership · 70

Endorsed by **Nicole Brennan and 3 others who are highly skilled at this**

Endorsed by **10 of Dennis' colleagues at McDonald's**

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